# Law Office of BRIAN P. SIMON

Attorneys at Law

SEC
Mail Processing
Section

SEP 20 2012

Washington DC
409

September 19, 2012

Mr. James Lopez
Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

RE: Amendment No. 5 to ABCO Energy, Inc. Offering Statement on Form 1-A
("Amendment No. 5") File No. 024-10226

Gentlemen:

Pursuant to Rule 252(h) under the Securities Act of 1933, as amended ("Act") enclosed please find the following:

1. Seven (7) copies of the Amendment No. 5, one (1) copy of which is manually signed;

2. All copies of the Amendment No. 5,included herein, have been sequentially numbered as required under Rule 403(d) under the Act, one (1) copy of which, has attached thereto an Exhibit Volume attached thereto which is so numbered;

3. Four (4) copies of the Amendment No. 5 which we marked to show all changes made to the Amendment No. 4 filed with the Commission on August 28, 2012; and,

4. Eight (8) Exhibit volumes four of which are marked to reflect the changes made per your Comment Letter dated September 12, 2012.

Our responses to your Comment Letter dated September 12, 2012, appear directly below each of the comments. If we have done what has been requested, or the subject word, phrase, sentence or paragraph, as the case may be, has been deleted, we state "Done " and indicating the page number(s) in the Reg A Amendment No. 5 where the change(s) may be found. If not, we will make the appropriate comments.

10562 Eastborne Avenue • Los Angeles • California 90024
Telephone (310) 855-3382 • Facsimile (310) 492-5408

**Offering Circular Summary, page 9**
**The Offering, page 11**
**Minimum number of shares to be sold in this offering, page 11**

1.      We note you indicate that there is no minimum number of shares to be sold in the
offering. We also note your Cover Page and the Plan of Distribution section indicates that
the company will not have access to investors' funds until the offering reaches its
minimum amount of $1,250,000. Please revise your disclosure as appropriate or advise.


        Response to comment 1

        Done.  The minimum number of shares to be sold has been reduced from 1,250,000 to
        625,000.  Amendment No. 5 has been revised to comply with this comment to reflect that
        the minimum number of shares to be sold has been reduced from 1,250,000 to 625,000,
        and to reflect that the minimum proceeds to allow access to the escrowed funds is
        $500,000.

        See Amendment No. 5 at pages 6,7,11,12 and 25.

**Termination of the Offering, page 12**

2.      Please revise to clarify, if true, that the offering will terminate within 365 days
regardless of whether the minimum proceeds have been received.

        Response to comment 2.

        Done.  The Offering may not terminate after 365 days if extended by the Company.
        Amendment No. 5 has been revised where appropriate to so reflect.
        See Amendment No. 5 at pages 6,7,12, 24 and 25.

**Directors, Executive Officers, Promoters and Control Persons, page 37**

3.      We note that you deleted your disclosure regarding Mr. Shorey being a promoter.
We note your disclosure in the Security Ownership of Certain Beneficial Owners and
Management section that "Mr. Shorey is a founder of the company ...." Please provide
us with the analysis you used in making the determination that Mr. Shorey is not a
promoter.

Response to comment 3.

The reference as a founder has been deleted. Mr. Shorey is no longer an officer, director, employee or shareholder of the Company. He was a company founder, but the Company was incorporated more than three years ago, and therefore no disclosure is required. Mr. Shorey should therefore no longer be considered a promoter for disclosure purposes.

**Financial Statements**

**4.      The financial statements should be updated, as necessary, to comply with Form 1-A, Part F/S.**

Response to comment 4.

Not applicable. The Company intends to request acceleration of the qualification of the Reg. A offering to September 26, 2012, which date is prior to the date the financials go stale.

**Exhibits**

**5.      We reissue comment 23 of our letter dated August 7, 2012. It is unclear why you have not filed a final version of the escrow agreement. Please advise or file the final agreement with an amended Form 1-A.**

Response to comment 5.

Done. The escrow agreement has ben signed and a conformed copy thereof has been filed as Exhibit 3.3 to Amendment No. 5.

**6.      We partially reissue comment 25 of our letter dated August 7, 2012. Please delete the representation that the subscriber has "read and is familiar with ... the OC and the section captioned 'Risk Factors' ... and all other documents in connection with this Offering and that the subscriber is "very capable of evaluating the risks and merits of the prospective investment in the Shares." If such representations are included because of state law or other requirement, a copy of the requirement should be furnished to us as supplemental information. In addition, it should be noted that the federal securities laws specifically provide that any such waivers would be unenforceable. We may have further comment.**

Response to comment 6.

Done.   See pages 5 and 6 of the subscription agreement attached as Exhibit 3.4 to Amendment No. 5.

**7.      We partially reissue comment 26 of our letter dated August 7, 2012. Please revise your legality opinion to remove the statement that "I am an attorney at law, licensed to practice in the State of California since December, 1985."**

Response to comment 7.

Done.  See Exhibit 12 to Amendment No.5.

Very truly yours,



Brian P. Simon

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